UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                   (Amendment No. ________)(1)

                      PETMED EXPRESS, INC.
                      --------------------
                        (Name of Issuer)

             Common Stock, $001 par value per share
                 (Title of Class of Securities)

                           716382 10 6
                         --------------
                         (CUSIP Number)

                         August 11, 2003
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               SCHEDULE 13G

CUSIP No. 716382 10 6                            Page 1 of 1 Page

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Guven Kivilcim

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  [ ]
                                                         (b)  [X]

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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION*

      TURKEY

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   Number of     5     SOLE VOTING POWER
    Shares
 Beneficially          1,554,200 shares of common stock
   Owned by      -------------------------------------------------
     Each
  Reporting      6     SHARED VOTING POWER
   Person
   With                0
                 -------------------------------------------------

                 7     SOLE DISPOSITIVE POWER

                       1,554,200 shares of common stock
                 -------------------------------------------------

                 8     SHARED DISPOSITIVE POWER

                       0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,094,200 shares of common stock, which includes 540,000
      shares upon the exercise of warrants
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                                                              [ ]

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.4 % of outstanding common shares
------------------------------------------------------------------

12     TYPE OF REPORTING PERSON*

       IN
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

                           ATTACHMENT
                           ----------

Item 1(a). Name of Issuer:

     PetMed Express, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

     1441 SW 29th Avenue, Pompano Beach, FL 33069


Item 2(a). Name of Person Filing:

     Guven Kivilcim


Item  2(b).  Address of Principal Business Office,  or  if  None,
Residence:

     1020 N.W. 163rd Drive
     Miami, FL 33169


Item 2(c). Citizenship:

     TURKEY


Item 2(d). Title of Class of Securities:

     Common Stock, $.001 par value per share.


Item 2(e). CUSIP Number:

     716382 10 6.


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b),  or
13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)  [ ]  Investment company registered under Section 8  of  the
          Investment Company Act.

(e)  [ ]  An  investment  adviser in accordance  with  Rule  13d-
          1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 2,094,200 shares.

     (b) Percent of class: 10.4%.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 1,554,200 shares,

          (ii)  Shared power to vote or to direct the vote: -0-,

          (iii) Sole power to dispose or to direct the disposition of: 1,554,200,

          (iv) Shared power to dispose or to direct the disposition of: -0-.


Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


Item  6. Ownership of More Than Five Percent on Behalf of Another
Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired  the  Security Being Reported on by the  Parent  Holding
Company or Control Person.

     Not Applicable


Item  8.  Identification and Classification  of  Members  of  the
Group.

     Not Applicable


Item 9. Notice of Dissolution of Group.

     Not Applicable


Item 10. Certifications.

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.

Dated: December  3, 2003


                                    /s/ Guven Kivilcim
                                   ------------------------------
                                   Guven Kivilcim


Attention.  Intentional  misstatements  or  omissions   of   fact
constitute federal criminal violations (see 18 U.S.C. 1001).


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